UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52073

CATAMARAN CORPORATION

(Exact name of registrant as specified in its charter)

Yukon Territory, Canada	98-0167449
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1600 McConnor Parkway

Schaumburg, Illinois 60173-6801

(800) 282-3232

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Mark A. Thierer

Chief Executive Officer

Catamaran Corporation

1600 McConnor Parkway

Schaumburg, Illinois 60173-6801

(800) 282-3232

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, no par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 Catamaran Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2015

CATAMARAN CORPORATION

By:	/s/ Mark A. Thierer
Name: Mark A. Thierer
Title: Chief Executive Officer